------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              ------------------


                                  SCHEDULE TO
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                                Amendment No. 3


                              ------------------


                      ENDO PHARMACEUTICALS HOLDINGS INC.
                      (Name of Subject Company (Issuer))

                      ENDO PHARMACEUTICALS HOLDINGS INC.
                      (Name of Filing Persons (Offeror))

                              ------------------



                         CLASS A TRANSFERABLE WARRANTS
                       CLASS B NON-TRANSFERABLE WARRANTS
                        (Title of Class of Securities)

                              ------------------


                                   29264F114
                                   29264NTWT
                     (Cusip Number of Class of Securities)

                              ------------------


                         Caroline Berry Manogue, Esq.
             Senior Vice President, General Counsel and Secretary
                              100 Painters Drive
                        Chadds Ford, Pennsylvania 19317
                                (610) 558-9800

                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                            Eileen T. Nugent, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                            Telephone: 212-735-3000


                           CALCULATION OF FILING FEE


Transaction Valuation*: $10,145,231.25        Amunt of Filing Fee**: $2,029.05

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 13,500,000 Class A Transferable Warrants (the "Class A Warrants") and all outstanding Class B Non-Transferable Warrants (the "Class B Warrants" and, together with the Class A Warrants, the "Warrants"), at a price per Warrant of $0.75 in cash. As of December 3, 2001, there were 17,576,424 Class A Warrants and 26,975 Class B Warrants outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

o Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable            Filing Party: Not applicable

Form or registration no.: Not applicable          Date Filed: Not applicable

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

o    third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

o     going-private transaction subject to Rule 13e-3.

o    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: o

         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Endo Pharmaceuticals Holdings Inc., a Delaware corporation ("Endo") on December 5, 2001 and amended by Amendment No. 1 thereto filed December 20, 2001 and by Amendment No.2 thereto filed January 15, 2002 (as so amended, the "Schedule TO"). The Schedule TO relates to an offer by Endo to purchase up to 13,500,000 of the issued and outstanding Class A Transferable Warrants (the "Class A Warrants") and any and all of the issued and outstanding Class B Non-Transferable Warrants (the "Class B Warrants" and, collectively with the Class A Warrants, the "Warrants"), of Endo at a purchase price of $0.75 per Warrant, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"). A copy of the Offer to Purchase is attached hereto as Exhibit
(a)(1)(A), and a copy of the Letter of Transmittal is attached hereto as Exhibit (a)(1)(C). The Offer to Purchase and Letter of Transmittal, collectively, as they may be amended or supplemented from time to time, constitute the "Offer".

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

         Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Act of 1934, as amended.

ITEM 4.           TERMS OF THE TRANSACTION.

         The expiration date for the Offer set forth in the Schedule TO as 12:00 midnight, New York City Time, on January 15, 2002, is hereby amended and extended to 12:00 midnight, New York City Time, on January 16, 2002, unless the Offer is again extended. On January 15, 2002, Endo issued a press release announcing the extension of the Offer. The press release is included herein as Exhibit (a)(1)(J) and incorporated herein by reference.


ITEM 12. EXHIBITS.

Exhibit   No.      Description

(a)(1)(A)          Offer to Purchase dated December 5, 2001*

(a)(1)(C)          Letter of Transmittal.*

(a)(1)(D)          Notice of Guaranteed Delivery.*

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(G)          Press Release dated December 5, 2001*

(a)(1)(H) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(I)          Press Release dated January 14, 2002.*

(a)(1)(J)          Press Release dated January 15, 2002.

(b)                None.

(c)                None.

(d)(1)(A) Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo Pharma LLC, Kelso Investment Associates V, L.P. ("KIA V"), Kelso Equity Partners V, L.P. ("KEP V") and the Management Stockholders (as defined therein).(1)

(d)(1)(B) Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo Pharma LLC, KIA V, KEP and the Employee Stockholders (as defined therein).(2)

(d)(1)(C)          Endo LLC Amended and Restated 1997 Employee Stock
                   Option Plan. (3)

(d)(1)(D)          Endo LLC Amended and Restated 1997 Executive Stock
                   Option Plan. (4)

(d)(1)(E) Endo LLC 2000 Amended and Restated Supplemental Employee Stock Option Plan.(5)

(d)(1)(F) Endo LLC 2000 Amended and Restated Supplemental Executive Stock Option Plan. (6)

(d)(1)(G) Tax Sharing Agreement: dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo Pharma LLC.(7)

(d)(1)(H) Kelso Side Letter: Letter Agreement, dated as of November 26, 1999, by and among Algos, Endo, KIA V and KEP V.(8)

(d)(1)(I) Registration Rights Agreement: dated as of July 17, 2000, by and between Endo and Endo Pharma LLC.(9)

(e)                None.

(f)                Not Applicable.

(g)                None.

(h)                None.

          - - - - - - - -
         *    Previously filed.

          (1) Incorporated by reference to Exhibit 4.1 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

          (2) Incorporated by reference to Exhibit 4.2 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

         (3) Incorporated by reference to Exhibit 10.22 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November13, 2000.

         (4) Incorporated by reference to Exhibit 10.23 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

         (5) Incorporated by reference to Exhibit 10.24 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

         (6) Incorporated by reference to Exhibit 10.25 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

         (7) Incorporated by reference to Exhibit 10.5 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

         (8) Incorporated by reference to Exhibit 10.4 of Endo Pharmaceuticals Holdings' Registration Statement filed with the Commission on June 9, 2000.

         (9) Incorporated by reference to Exhibit 4.4 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.






                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ENDO PHARMACEUTICALS HOLDINGS INC.

                                   By:      /s/ Caroline B. Manogue
                                           ----------------------------------
                                           Name:  Caroline B. Manogue
                                           Title: Senior Vice President,
                                                  General Counsel & Secretary


Date: January 15, 2002





                                 EXHIBIT INDEX


 Exhibit No.       Description

 (a)(1)(A)         Offer to Purchase dated December 5, 2001*

 (a)(1)(C)         Letter of Transmittal.*

 (a)(1)(D)         Notice of Guaranteed Delivery.*

 (a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

 (a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

 (a)(1)(G)         Press Release dated December 5, 2001*

 (a)(1)(H) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

 (a)(1)(I)         Press Release dated January 14, 2002.*

 (a)(1)(J)         Press Release dated January 15, 2002.

 (b)               None.

 (c)               None.

 (d)(1)(A) Amended and Restated Executive Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo Pharma LLC, Kelso Investment Associates V, L.P. ("KIA V"), Kelso Equity Partners V, L.P. ("KEP V") and the Management Stockholders (as defined therein).(1)

 (d)(1)(B) Amended and Restated Employee Stockholders Agreement, dated as of July 14, 2000, by and among Endo, Endo Pharma LLC, KIA V, KEP and the Employee Stockholders (as defined therein).(2)

 (d)(1)(C)         Endo LLC Amended and Restated 1997 Employee Stock
                   Option Plan. (3)

 (d)(1)(D)         Endo LLC Amended and Restated 1997 Executive Stock
                   Option Plan. (4)

 (d)(1)(E) Endo LLC 2000 Amended and Restated Supplemental Employee Stock Option Plan.(5)

 (d)(1)(F) Endo LLC 2000 Amended and Restated Supplemental Executive Stock Option Plan. (6)

 (d)(1)(G) Tax Sharing Agreement: dated as of July 17, 2000, by and among Endo, Endo Inc. and Endo Pharma LLC.(7)

 (d)(1)(H) Kelso Side Letter: Letter Agreement, dated as of November 26, 1999, by and among Algos, Endo, KIA V and KEP V.(8)

 (d)(1)(I) Registration Rights Agreement: dated as of July 17, 2000, by and between Endo and Endo Pharma LLC.(9)

 (e)               None.

 (f)               Not Applicable.

 (g)               None.

 (h)               None.
          - - - - - - -
             *   Previously Filed

         (1)     Incorporated by reference to Exhibit 4.1 of Endo
                 Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

         (2)     Incorporated by reference to Exhibit 4.2 of Endo
                 Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

         (3) Incorporated by reference to Exhibit 10.22 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November13, 2000.

         (4) Incorporated by reference to Exhibit 10.23 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

         (5) Incorporated by reference to Exhibit 10.24 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

         (6) Incorporated by reference to Exhibit 10.25 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2000 filed with the Commission on November 13, 2000.

         (7) Incorporated by reference to Exhibit 10.5 of Endo Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.

         (8) Incorporated by reference to Exhibit 10.4 of Endo Pharmaceuticals Holdings' Registration Statement filed with the Commission on June 9, 2000.

         (9)     Incorporated by reference to Exhibit 4.4 of Endo
                 Pharmaceuticals Holdings' Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000 filed with the Commission on August 15, 2000.